UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: January 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

NUTANIX, INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1740 Technology Drive, Suite 150

(Address of Principal Executive Office (Street and Number))

San Jose, California 95110

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,

Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nutanix, Inc. (the “Company”) has determined that it will be unable to file, without unreasonable effort and expense and within the prescribed time period, its Quarterly Report on Form 10-Q for the quarter ended January 31, 2023 (the “Form 10-Q”). The Audit Committee of the Company’s Board of Directors (the “Audit Committee”), with the assistance of outside counsel, is conducting an investigation following Company management’s discovery that certain evaluation software from one of the Company’s third-party providers was instead used for interoperability testing, validation and customer proofs of concept over a multi-year period. The investigation is ongoing and the Company is in the process of assessing the financial reporting impact of this matter. It is likely that additional costs would be incurred to address the additional use of the software.

The Audit Committee requires additional time to complete the investigation, and the Company and its independent registered public accounting firm require additional time to complete their respective reviews of the Company’s financial statements for the quarter ended January 31, 2023. While the Company is working to finalize the investigation as soon as possible, it does not expect to be able to file the Form 10-Q within the five calendar days following the prescribed due date.

Cautionary Notice Regarding Forward-Looking Statements

Except for historical information contained in this Form 12b-25, certain matters included in this Form 12b-25 are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 27A of the Securities Act of 1933. These forward-looking statements, which speak only as of the date of this Form 12b-25, include the Company’s statements regarding the Audit Committee investigation and the filing of the Quarterly Report on Form 10-Q for the quarter ended January 31, 2023. Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include delays in the Company’s ability to complete the Audit Committee investigation and finalize the Company’s financial results in a timely manner; the risk that the Audit Committee investigation identifies errors, which may be material, in the Company’s historical financial results; the finalization of management’s assessment of the effectiveness of the Company’s internal controls and procedures and disclosure controls and procedures and the potential for material weakness in the Company’s internal controls over financial reporting; the potential for delisting, legal proceedings or government investigations or enforcement actions relating to the subject of the Audit Committee investigation or inability to finalize financial results in a timely manner. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rukmini Sivaraman	(408)	216-8360
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NUTANIX, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 6, 2023	By	/s/ Rukmini Sivaraman
Rukmini Sivaraman
Chief Financial Officer (Principal Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).